
Mail Stop 6010

October 29, 2007

Via Facsimile and U.S. Mail

Mr. Thomas J. Shaw
Chief Executive Officer
Retractable Technologies, Inc.
511 Lobo Lane
Little Elm, TX   75068-0009

    Re: **Retractable Technologies, Inc.**
                Form 10-K for the year ended December 31, 2006
                Filed April 2, 2007
                File No. 1-16465

Dear Mr. Shaw:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Selected Financial Data, page 14

1.   We note that you have disclosed total stockholders' equity of $59,746,000 and
        $63,625,000 at December 31, 2006 and 2005, respectively. Please reconcile these
        amounts to your balance sheet on page F-4, which discloses total stockholders' equity of
        $59,710,000 and $63,235,000, respectively. Revise future filings as necessary based on
        our comment.

Note 2 – Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

2.   We note from the information provided on page 6 that you have a right-of-return policy
        for domestic contracts. Please tell us and revise this note in future filings to describe the
        material terms and conditions of your return policy and your accounting policy for
        returns. Additionally, if material, revise future filings to include a rollforward of your
        allowance for sales returns as required by Rule 12-09 of Regulation S-X.

Marketing fees, page F-11

3.   We note that your marketing fees payable of $1,419,760 relate to an agreement that was
        terminated in 2003. It is unclear from your disclosures as to why these liabilities remain
        unpaid at December 31, 2006. Please tell us and revise this note in future filings to
        disclose the current status of this liability.

Reimbursed Discounts, page F-11

4.   We note your disclosure that "payments under the discount reimbursement program were
        recognized upon invoicing of amounts due under the agreement…" Please reconcile this
        disclosure to your revenue policy on page 19 which states you recognize these revenues
        "upon delivery of the product." Revise future filings as necessary based on our
        comment.

Note 5. Intangible Assets, page F-14

5.   We note that your license agreement requires you to pay a royalty fee of 5% of your
        gross sales. Given that your royalty fees were approximately 8% and 7% of your total
        sales for the years ended December 31, 2006 and 2005, respectively, please tell us and
        revise future filings to clarify how your royalty expense is determined.

Item 9A. Controls and Procedures, page 22

6.   We note your disclosure that there was a material weakness identified whereby a significant entry was initially made in the wrong period. Please address the following:

- Revise this item to disclose the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

- In light of the fact that a material weakness existed, please revise this item to disclose in reasonable detail the basis for officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Exhibit 31.2

7.   We note that the certification filed as 31.2 does not contain the introductory language to paragraph 4. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Eric Atallah at (202) 551-3663 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Branch Chief